UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)
GLG Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
37929X 107

(CUSIP Number)
Pierre Lagrange
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
Attention: Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200
with a copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Pierre Lagrange

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,804,202 shares1 2 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,623 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

180,400 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,623 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of outstanding shares of Common Stock[3] (See Item 5)

14	TYPE OF REPORTING PERSON

IN
1   Includes 90,200 shares and 90,200 warrants held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Lagrange is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares.
2   Includes an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties (described below) as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Mr. Lagrange may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares, except for the 4,623 shares reported in row 11 and otherwise to the extent of his pecuniary interest therein.
3   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Company’s 5.00% convertible subordinated notes due 2014 (the “Notes”). Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 0.0%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lagrange GLG Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,932,628 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,932,628 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

OO
1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. The Lagrange GLG Trust may be deemed to have beneficial ownership of these shares. The Lagrange GLG Trust disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., a wholly owned subsidiary of the Lagrange GLG Trust. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 20.0%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	12	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS G&S Trustees Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,932,628 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,932,628 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

CO
1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, may be deemed to have beneficial ownership of these shares. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust and for itself, disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 20.0%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Point Pleasant Ventures Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,932,628 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,932,628 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

CO
1  Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Point Pleasant Ventures Ltd. may be deemed to have beneficial ownership of these shares. Point Pleasant Ventures Ltd. is wholly owned by G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, and disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in row 11.
2  Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentage would be 20.0%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	12	Pages
Item 1. Security and Issuer.
     This Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D dated November 13, 2007, as amended to date (the “Schedule 13D”), jointly filed by Pierre Lagrange, the Lagrange GLG Trust, G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust (the “Lagrange Trustee”) and Point Pleasant Ventures Ltd. (each a “Reporting Person”), relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”) and (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which are exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.
     This Amendment No. 8 is being filed to report the joinder of Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, each a trust established for the benefit of certain past, current or future employees and key personnel of the Company who participate or may in the future participate in any remainder interests in the Company equity participation plan, as a party to the Voting and Support Agreement dated as of May 17, 2010 (the “Voting and Support Agreement”) among Sage Summit LP, Lavender Heights Capital LP, Pierre Lagrange, G&S Trustees Limited in its capacity as trustee of the Lagrange GLG Trust, Emmanuel Roman, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, Noam Gottesman, Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, Jackson Holding Services Inc., Point Pleasant Ventures Ltd. and TOMS International Ltd. (collectively, the “VSA Parties”), Man Group plc (“Man”) and Escalator Sub 1 Inc. (“Merger Sub”) and the Share Exchange Agreement dated as of May 17, 2010 (the “Share Exchange Agreement”) among Man and the stockholders of the Company party thereto on June 21, 2010 and to update Item 4 below. Unless otherwise defined in this Amendment No. 8, capitalized terms have the meanings set forth in the Schedule 13D.
     The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 4. Purpose of Transaction.
     Item 4 is amended to include the following information:
     On June 21, 2010, Sage Summit LP entered into an unconditional rescindable purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust (the “Blue Hill Trust”), and Lavender Heights Capital LP entered into an unconditional rescindable purchase agreement with Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust (the “Green Hill Trust”) (collectively, the “Purchase Agreements”). Under the Purchase Agreements, Sage Summit LP and Lavender Heights Capital LP (collectively, the “LPs”) each sold its entire holding of 8,460,854 shares and 5,640,570 shares of Common Stock, respectively, to the Blue Hill Trust and the Green Hill Trust (collectively, the “Trusts”), respectively, in exchange for a deferred payment obligation, payable in installments on specified dates of delivery of (A) (i) whole shares

CUSIP No.	37929X 107	SCHEDULE 13D	Page	7	of	12	Pages
of Man received by the Trusts in exchange for securities of the Company under the Share Exchange Agreement or (ii) in lieu of all or a portion of the shares of Man described in clause (i) above, an amount in cash equal to the net proceeds from the sale of shares of Man not otherwise being delivered pursuant to the terms of clause (i), in ordinary sales transactions on the London Stock Exchange, together with (B) an amount in cash equal to the cumulative value of all dividends, distributions and other income distributed by Man in respect of the notional number of shares of Man delivered by the Trusts to the LPs; provided, however, that the installment dates and share amounts set forth in the Purchase Agreements may be adjusted to the extent that forfeitures and/or reallocations of membership interests held by certain members of the LPs occur after the date of the Purchase Agreements in accordance with the terms of the LPs’ limited partnership agreements, as applicable. The LPs each have the right to rescind their respective Purchase Agreements with the respective Trusts and reacquire the shares prior to completion of the Merger (or such other date as agreed). By virtue of the LPs’ rights to rescind their respective Purchase Agreements with the respective Trusts and reacquire the shares prior to completion of the Merger (or such other date as agreed), each of the LPs is deemed to also have beneficial ownership of the shares held by the Trusts, respectively, under the SEC rules for determining beneficial ownership.
     By virtue of the Joinder Agreement dated as of June 21, 2010 by and among Man, Merger Sub, the Company, the LPs and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Trusts, each of the Trusts joined as parties to the Share Exchange Agreement and the Voting and Support Agreement and agreed to perform the obligations of the LPs thereunder.
     A copy of the Joinder Agreement is filed as an Exhibit hereto and is incorporated by reference into this Item 4. The description of the Joinder Agreement is qualified in its entirety by reference to the copy of the Joinder Agreement.
Item 5.	Interest in Securities of the Issuer.
     Item 5 is amended to include the following information:
     (a) As a result of the terms of the Voting Agreement and the Voting and Support Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 159,623,802 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement and the VSA Parties or over which the parties to the Voting Agreement and the VSA Parties have the power to vote (the “Subject Shares”). These Subject Shares represent approximately 50.2% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock held by parties to the Voting Agreement and the VSA Parties). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement and the other VSA Parties.
     As of the date hereof, the Reporting Persons have the following interests in Common Stock, Exchangeable Securities and Notes:

CUSIP No.	37929X 107	SCHEDULE 13D	Page	8	of	12	Pages
     Pierre Lagrange
(i)	Amount beneficially owned: 4,623 shares

(ii)	Percent of class: 0.0% of outstanding shares of Common Stock[1]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,804,202 shares (consisting of (1) 159,623,802 shares of voting stock (including Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties and (2) 90,200 shares and 90,200 warrants held by certain investment funds managed by GLG Partners LP)[2] [3]

(c)	Sole power to dispose or direct the disposition: 4,623 shares

(d)	Shared power to dispose or direct the disposition: 180,400 shares (consisting of 90,200 shares and 90,200 warrants)[3]
     Lagrange GLG Trust
(i)	Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(ii)	Percent of class: 24.7% of outstanding shares of Common Stock[4]

[1]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage for Mr. Lagrange would be 0.0%.

[2]	The 159,623,802 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Mr. Lagrange may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares, except for the 4,623 shares reported in (i) above and otherwise to the extent of his pecuniary interest therein.

[3]	The 90,200 shares and 90,200 warrants are held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Lagrange is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares.

[4]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and includes as outstanding shares 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate principal amount of the Notes held by Point Pleasant Ventures Ltd. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 4,032,258 shares of Common Stock issuable upon conversion of $15 million aggregate

CUSIP No.	37929X 107	SCHEDULE 13D	Page	9	of	12	Pages
(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties)[5]

(c)	Sole power to dispose or direct the disposition: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(d)	Shared power to dispose or direct the disposition: -0-
     G&S Trustees Limited
(i)	Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(ii)	Percent of class: 24.7% of outstanding shares of Common Stock[4]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties)[6]

principal amount of the Notes held by Point Pleasant Ventures Ltd., the percentages for the Lagrange GLG Trust, the Lagrange Trustee and Point Pleasant Ventures Ltd. would be 20.0%.

[5]	The 159,623,802 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. The Lagrange GLG Trust may be deemed to have beneficial ownership of these shares. The Lagrange GLG Trust disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

[6]	The 159,623,802 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, may be

CUSIP No.	37929X 107	SCHEDULE 13D	Page	10	of	12	Pages
(c)	Sole power to dispose or direct the disposition: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(d)	Shared power to dispose or direct the disposition: -0-
     Point Pleasant Ventures Ltd.
(i)	Amount beneficially owned: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(ii)	Percent of class: 24.7% of outstanding shares of Common Stock[4]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and the VSA Parties)[7]

(c)	Sole power to dispose or direct the disposition: 62,932,628 shares (consisting of (1) 58,900,370 shares of Common Stock and (2) $15 million aggregate principal amount of the Notes, which are convertible into 4,032,258 shares of Common Stock, held by Point Pleasant Ventures Ltd.)

(d)	Shared power to dispose or direct the disposition: -0-
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended to add the following information:

deemed to have beneficial ownership of these shares. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust and for itself, disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

[7]	The 159,623,802 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6 and the VSA Parties as parties to the Voting and Support Agreement dated as of May 17, 2010 described in Item 4. Point Pleasant Ventures Ltd. may be deemed to have beneficial ownership of these shares. Point Pleasant Ventures Ltd. is wholly owned by the Lagrange GLG Trust and disclaims beneficial ownership of these shares, except for the 62,932,628 shares reported in (i) above.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	11	of	12	Pages
     Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, joined as a party to the Voting and Support Agreement on June 21, 2010.
Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joinder Agreement dated as of June 21, 2010 by and among Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, Sage Summit LP, Lavender Heights Capital LP, Man, Merger Sub and the Company included as Exhibit 3 to the Schedule 13D filed by the Blue Hill Trust, the Green Hill Trust and Ogier Fiduciary Services (Cayman) Limited, in its capacity as trustee of each of the Blue Hill Trust and the Green Hill Trust, is incorporated herein by reference.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	12	of	12	Pages
SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: June 28, 2010

/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact for Pierre Lagrange

G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust
By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

G&S Trustees Limited
By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

Point Pleasant Ventures Ltd.
By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact